Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Twelve Months ended December 31, 2015 and 2014

February 8, 2016

MD&A

Introduction

This Management’s Discussion and Analysis (“MD&A”) is dated February 8, 2016. It should be read in conjunction with the audited consolidated financial statements and notes thereto for Wi-LAN Inc. for the year ended December 31, 2015 (the “Financial Statements”). References in this MD&A to “WiLAN,” “Company”, “our company,” “we,” “us” and “our” refer to Wi-LAN Inc. and its consolidated subsidiaries during the periods presented unless the context requires otherwise. The Financial Statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP” or “GAAP”) and applicable United States Securities and Exchange Commission (“SEC”) regulations for annual financial information.

Unless otherwise indicated, all financial information in this MD&A is reported in thousands of United States dollars (“U.S. dollars”), with the exception of share and earnings per share data which is reported in number of shares and U.S. dollars respectively. The tables and charts included in this document form an integral part of this MD&A.

We prepared this MD&A with reference to National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with Canadian disclosure requirements which may differ from U.S. disclosure requirements. This MD&A provides information for the year ended December 31, 2015 and up to and including February 4, 2016.  Additional information filed by us with the Canadian Securities Administrators, including quarterly reports, annual reports and our annual information form for the year ended December 31, 2015 (our “AIF”), is available on-line at www.sedar.com and also on our website at www.WiLAN.com.  Our Form 40-F can be found on the SEC’s EDGAR website at www.sec.gov.

Our management is responsible for establishing appropriate information systems, procedures and controls to ensure that all financial information disclosed externally, including this MD&A, and used internally by us, is complete and reliable. These procedures include the review and approval of our financial statements and associated information, including this MD&A, first by our management’s Disclosure Committee, then by our Board of Directors’ Audit Committee (the “Audit Committee”) and, finally, by our Board of Directors as a whole (the “Board”).

Cautionary Note Regarding Forward-Looking Statements

This MD&A contains forward-looking statements and forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable United States and Canadian securities laws, including such statements relating to:

•	assumptions and expectations described in our critical accounting policies and estimates;
•	our expectation regarding the adoption and impact of certain accounting pronouncements;
•	our expectation regarding the growth rates of licensees’ businesses and the expected revenues to be collected from such licensees;
•	our expectations with respect to revenues to be recorded as a consequence of license agreements with fixed periodic payment structures;
•	our expectations with respect to the timing and amounts of any license agreements that may be entered into with respect to any of our litigation matters;
•	our expectations with respect to our ability to sign new licenses and to sign renewal agreements with existing licensees;
•	our estimates regarding our effective tax rate;
•	our expectations with respect to the sufficiency of our financial resources; and
•

our expectations regarding continued expansion of our patent portfolio through the acquisition of patents from third-parties and from the development of new inventions or our entry into licensing relationships with third-parties.

The words “expect”, “anticipate”, “estimate”, “may”, “will”, “should”, “would”, “intend”, “believe”, “plan”, “continue”, “anticipate”, “project” or the negative of these words or other variations on these words, comparable terms and similar expressions are intended to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information are based on estimates and assumptions made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances.

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We provide forward-looking statements and forward-looking information to assist external stakeholders in understanding our management’s expectations and plans relating to the future as of the date of this MD&A and such statements and information may not be appropriate for any other purposes. The forward-looking statements and forward-looking information in this MD&A are made as of the date of this MD&A only. We have no intention and undertake no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

Risks and Uncertainties

Many factors could cause our actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements and forward-looking information, including, without limitation, the following factors, which are discussed in greater detail under the heading “Risk Factors” in our AIF and should be reviewed in detail by all readers:

•	certain of our patents may be found to be invalid, unenforceable and/or not infringed by any specific third-party;
•	we may be required to establish the enforceability of our patents in court to obtain material licensing revenues;
•	finding, retaining and appropriately compensating expert legal counsel to represent us in litigation matters can be complex and expensive;
•	certain of our patents are, and others may be, subject to administrative proceedings that could invalidate or limit the scope of those patents;
•	changes in patent or other applicable laws or in the interpretation or application of those laws could materially adversely affect us;
•	our industry is subject to increased regulatory scrutiny, political commentary and related proceedings;
•

the generation of future V-Chip revenues and the likelihood of our signing additional V-Chip licenses could be negatively impacted by changes in government regulation – in addition, the failure of leading digital television manufacturers to adopt or to continue to use our patented V-Chip technologies or to adopt competing technologies may harm our business;

•	licensing our patents can take an extremely long time and may be subject to variable cycles;
•	we are reliant on licensees paying royalties under existing licensing agreements and on the additional licensing of our patent portfolio to generate future revenues and increased cash flows;
•	delays in renewing or an inability to renew existing license agreements could cause revenue and cash flow to decline;
•	royalty rates could decrease for future license agreements;
•	reduced spending by consumers and businesses due to the uncertainty of economic and geopolitical conditions may negatively affect us;
•	fluctuations in foreign exchange rates impact and may continue to impact our operating expenses, potentially adversely affecting financial results;
•	we will need to acquire new patents to continue and grow our business;
•	we may engage in acquisitions or other strategic transactions or make investments that could result in significant changes or management disruption, and fail to enhance shareholder value;
•	diversification into new technology areas may result in additional cost, delay and complication to our licensing efforts;
•	we may not be able to compete effectively against others to acquire patent assets – any failure to compete effectively could harm our business and results of operations;
•	our acquisitions of patents are time consuming, complex and costly, which could adversely affect our operating results;
•	we have made and may make (or attempt to make) future acquisitions of technologies or businesses which could materially adversely affect us;
•	our quarterly revenue and operating results can be difficult to predict and can fluctuate substantially;
•	we may require additional investment to translate our intellectual property position into sustainable profit in the market;

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•	there can be no assurance as to the payment of future dividends;
•	our ability to recruit and retain management and other qualified personnel is crucial to our ability to develop, market and license our patented technologies;
•	our business could be negatively affected as a result of actions of activist shareholders;
•	the trading price of our common shares has been, and may continue to be, subject to large fluctuations;
•

as a foreign private issuer, we are subject to different United States securities laws and rules than a domestic United States issuer, which may limit the information publicly available to our shareholders;

•	if we lose our United States “foreign private issuer” status in the future, it could result in significant additional costs and expenses to us;
•	the financial reporting obligations of being a public company in the United States are expensive and time consuming, and place significant additional demands on our management;
•	failure to maintain an effective system of internal controls may result in us not being able to accurately report financial results or to prevent fraud;
•

we are an “emerging growth company” under the United States Jumpstart Our Business Startups Act of 2012;  we cannot be certain whether the reduced disclosure requirements applicable to emerging growth companies could make our common shares less attractive as an investment;

•	an investor may be unable to bring actions or enforce judgments against us and certain of our directors and officers;
•	our actual financial results may vary from our publicly disclosed forecasts;
•	if at any time we are classified as a passive foreign investment company under United States tax laws, United States holders of our common shares may be subject to adverse tax consequences;
•	the acquisition of, investment in, and disposition of our common shares has tax consequences;
•

substantial future sales of our common shares by existing shareholders, or the perception that such sales may occur, could cause the market price of our common shares to decline, even if our business is doing well;

•	we may require additional capital in the future and no assurance can be given that such capital will be available at all or available on terms acceptable to us;
•	certain Canadian laws could delay or deter a change of control; and
•	our authorized capital permits our directors to issue preferred shares which may prevent a takeover by a third-party.

These factors should be considered carefully, and readers should not place undue reliance on our forward-looking statements and forward-looking information.

RESTRUCTURING PROGRAM

We commenced restructuring activities in October 2015 and completed them in December 2015. The restructuring impacted approximately 30% of the Company’s workforce. We recorded a restructuring charge of $1,302 in the fourth quarter of fiscal 2015 of which $533 remains as a liability on the balance sheet as at December 31, 2015 and expect the cash payments related to this liability to be completed by the end of the third quarter of fiscal 2016. The restructuring is expected to result in a reduction of operating expenses in the range of $8 million to $10 million annually.

We also assessed which assets we would continue to support and which areas of the business on which to continue to focus. As a result of this assessment we concluded that certain licensing programs would be terminated and therefore the carrying value of the patent portfolios associated with these licensing programs were determined to be impaired. Consequently, we recorded a non-cash, pre-tax charge for asset impairment of $1,747 during the fourth quarter of fiscal 2015.

As part of the restructuring, the Board decided to lower the annual dividend from CDN $0.21 to CDN $0.05 per share. This will result in annual cash savings of approximately $15.0 million to the Company. The Board believes this is a prudent step to support our efforts

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to adapt to an evolving and challenging patent licensing business environment and to position us for long-term growth opportunities. Combined with savings from the reduction in our workforce, we will focus our cash resources on monetizing the existing patent portfolio and acquiring other high quality patents which, in the view of management and the Board, presents the best use of capital to create value for shareholders.

Non-GAAP Disclosure

We use the term “adjusted earnings” and “adjusted earnings per share” to reference earnings from continuing operations before stock-based compensation expense, depreciation & amortization expense, interest expense, unrealized foreign exchange gains or losses, restructuring charges, incentive buy-out, success fee, transaction costs, investment income, debenture financing costs, provision for income taxes, and certain other charges all as disclosed in the reconciliation of net earnings/loss to adjusted earnings included in this MD&A. We report adjusted earnings in the belief that it may be useful for certain investors and readers of the financial statements as a measure of our performance. ADJUSTED EARNINGS IS NOT A MEASURE OF FINANCIAL PERFORMANCE UNDER U.S. GAAP. IT DOES NOT HAVE ANY STANDARDIZED MEANING PRESCRIBED BY U.S. GAAP AND IS THEREFORE UNLIKELY TO BE COMPARABLE TO SIMILARLY TITLED MEASURES USED BY OTHER COMPANIES. Adjusted earnings should not be interpreted as an alternative to net earnings and cash flows from operations as determined in accordance with U.S. GAAP or as a measure of liquidity.

DESCRIPTION OF THE BUSINESS

Generally, in exchange for disclosing specific, novel and non-obvious inventions that meet applicable legal requirements in a particular country, a granted patent will provide its holder with time-limited, legally enforceable exclusive rights in that country to practice the inventions disclosed in the patent and to exclude others from practicing those inventions. If the inventions disclosed in the claims of a granted patent meet applicable legal validity and enforceability requirements and are important enough that a third-party wishes to practice those inventions or cannot conduct its business without practicing those inventions, the patent may be of great value to that third-party. Unfortunately, many third-parties are content to practice such inventions, thereby infringing the patent in which they are disclosed, without compensating its holder, believing the holder will not discover the infringement, will be unable to convince the third-party to pay any compensation, or will be unable to prove infringement sufficiently to convince a court to force the third-party to pay appropriate compensation or, in the worst cases, will have one or more of their patents found invalid, unenforceable and/or not infringed.

If the infringer of patented inventions is willing to properly compensate the patent holder for its unauthorized use of these inventions, however, then the holder will typically grant the infringer permission (i.e. a license) to practice those inventions for a period of time (which may be for the life of the patent), free from the threat of legal action. Compensation for such a license may be a single amount (whether paid in a lump sum or over time) or may be based on sales of products or services that rely on the patented inventions as they are sold over the life of the license.

We seek to apply our licensing, technology, and legal expertise to crystallize the value in patented inventions by obtaining licenses to use inventions we own outright and licenses for the inventions for which third-party inventors and assignees have entrusted the licensing program to us.

During our entire corporate history, we have developed and patented inventions that have proven of great value to third-parties. In addition, we also have a history of acquiring patents that we believe hold great value from other inventors. We also work with patent inventors and owners to unlock the value trapped in patents by developing and licensing their patents while sharing with those inventors and assignees both any revenues generated by these patents and much of the financial risk associated with these licensing programs.

In mid-2006, WiLAN re-focused its business on technology innovation and licensing. At that time, we owned approximately twenty patents including certain patents we believed could be used in a licensing program. In launching this new form of business, a key strategy was to strengthen WiLAN’s patent portfolio to sustain long-term revenue opportunities and associated growth.

Over the past nine years, we have grown from 1 employee in mid-2006 to 47 employees at December 31, 2015 (following the restructuring announced by us on November 4, 2015), increased our patent portfolio from approximately 20 patents in two portfolios to more than 15,000 patents and patent applications worldwide in more than 50 technology portfolios, signed over 320 companies, and

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grown annual revenues from approximately $1.9 million in 2006 to over $102 million in 2015, representing a compound annual growth rate of over 56%.

We plan to build upon our significant base of signed license agreements and increase our licensing opportunities by growing our patent offerings with a combination of patent acquisitions, licensing partnerships with patent holders and corporate mergers and acquisitions.

Historically, we licensed patents categorized as Wireless Access and Digital TV and Display technologies.

Technology areas generally included in the Wireless Access program include 3G/4G, Wi-Fi and Bluetooth, as well as other technologies generally applicable to handheld devices or to infrastructures necessary to operate wireless networks. We have generated licensing revenue from companies that sell products described as cellular handsets (such as smart phones) and infrastructure, tablets, laptop computers and Wi-Fi routers.

The Digital TV and Display portfolio originated with the acquisition of our V-Chip technology patents in July 2007 and has been augmented with acquisitions from several other sources. This portfolio now includes patents and patent applications around such technology areas as multimedia processing, display and touch screens and graphical user interfaces, all of which are potentially used in smart phones, digital televisions, “smart” televisions, tablet computers and laptop computers.

In addition to our historic patent licensing programs, we are focusing on entering into relationships with third-party inventors and patent owners to license their patents in exchange for sharing in both the reward and the risk in such licensing programs. In these relationships, instead of paying significant amounts up front for the acquisition of patents, we acquire patents from their inventors or owners through a dedicated subsidiary in exchange for a percentage of the recoveries derived from licensing those patents paid to the inventors or owners. We strive to conduct any litigation relating to these patents by way of contingency or “hybrid contingency” arrangements with appropriate legal counsel through which a significant portion of the costs of such counsel are contingent upon and tied to recovery made in any litigation involving the patents. Given the sharing of recoveries among the original inventor or owner of the patents, external legal counsel, and ourselves, we believe that all parties’ interests are aligned towards obtaining an appropriate recovery from licensing these patents.

Current patent portfolios acquired by us through such relationships with third-party inventors and patent owners include patents relating to 3D television technologies, automotive headlight assemblies, phased loop technology, microcontrollers applicable to safety-critical aerospace, semiconductor manufacturing and packaging technologies, medical, industrial and automotive applications, computer gaming, medical stent technologies, irrigation technologies, CMOS image sensors, enhanced image processing, streaming video technologies, Internet search, building automation, non-volatile Flash memory, other memory technologies, semiconductor clocking technologies, smart meter monitoring, LED lighting technologies and many other technologies.

In all of our licensing programs, if court action is required to protect and enforce our rights, we strive to use legal counsel based on either a “full” or “hybrid” contingency basis through which we share the financial risks and rewards of such litigation with its legal counsel. Historically, and in particular for the Wireless Access and Digital TV and Display programs, we sought to retain 100% of the benefits of any patent litigation and therefore we bore 100% of the costs relating to that litigation.

Where we retain litigation counsel on a “full” contingency basis, we pay no legal fees relating to such litigation, instead compensating legal counsel based on a portion of any actual recovery from the infringer(s) in that litigation, although we may bear the expense of third-parties and disbursements incurred related to that litigation.

Where we retain legal counsel on a “hybrid” contingency basis, we would modify a full contingency model as outlined above to include an agreement to pay a set regular amount to counsel throughout the conduct of a litigation, often subject to a maximum amount, with such payments being considered an advance against the agreed contingency amount.

THE BUSINESS MODEL

We have developed licensing programs that have yielded strong results since mid-2006, having generated cumulative revenues to the end of 2015 of more than $640 million. When approaching a potential licensee, we present compelling reasons to enter into a license agreement with detailed infringement analysis along with a fair and reasonable license rate. In many circumstances, we also present a potential licensee with an array of patents or patent families that may be applicable to the licensee’s business or products thus

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increasing the value in signing a license. We continue to consistently sign licenses every year and have entered into 6 renewal and 42 entirely new licenses in the last thirteen months.

Generally our license agreements take into consideration rights to license the patents covered and releases for past infringement. Related payments may be lump-sum, fixed-price with set payments made over a specified period of time or running royalty based depending on a price per-unit and/or a percentage of product sales or service revenues enjoyed by licensees. Running royalty based licensees generally provide us with quarterly or semi-annual royalty reports which are typically received subsequent to the period in which the underlying sales occurred.

Consideration for license agreements is generally paid in cash, although we have accepted a combination of cash and in-kind patents in the past and may do so again in the future if any such patents fit our value proposition and strategic objectives. We recognize revenue from these arrangements as amounts become due and collection is assured.

Royalty rates and the consideration for a license may vary significantly with different licensees because there are many factors that may make different rates and other terms appropriate. These include, without limitation: the clarity of the reads of patent claims on the prospective licensee’s products; the significance of the patented invention to the performance of such products; the strength of the patents generally; the profitability of the products in question; the propensity of the prospective licensee to resist taking a license or to litigate; the number of applicable patents; the volume of products that infringe; the geographies in which infringing products are manufactured and sold; the prospective licensee’s future sales plans; and the prospective licensee’s financial position.

Although we prefer to negotiate license agreements without litigation, we are prepared to take all necessary steps, including investing in litigation, to ensure we receive fair compensation for the use of our patented inventions. If litigation is initiated against a prospective licensee, we seek resolution of the litigation through the signing of a license agreement as early as possible. Licensing discussions may be ongoing with a number of prospective licensees at any time and although we cannot anticipate how any litigation may affect ongoing discussions, our experience is that discussions will often continue through the litigation process and that some parties may be inclined to take licenses before the commencement of trial proceedings or even after the conclusion of trial proceedings.

Notwithstanding our early success in many areas, the business and legal environment for patent licensing companies has become increasingly difficult during the past several years.  In this more difficult licensing environment, we will continue to adapt and evolve to achieve success; in particular, as announced on November 4, 2015, we recently restructured our operations to focus our growth efforts on monetizing our existing patent portfolios and acquiring additional high quality patents while reducing our workforce by approximately 30% and our annual expenses by up to $10 million. Despite our best efforts, however, it appears that the United States Patent and Trademark Office, U.S. courts and U.S. juries are becoming less willing to side with patent assertion companies in proceedings brought by or against technology manufacturers, which may lead to those manufacturers and other potential licensees delaying or resisting taking licenses to our patents or taking licenses on terms less favourable to us.

In all of our licensing efforts, if litigation is required to protect and enforce our rights, we strive to litigate third-party infringement using external litigation counsel based on either a “full” or “hybrid” contingency basis through which we share the financial risks of such litigation with our external litigation counsel. We have addressed changes in the licensing and the litigation landscape proactively.  In our initial phase of development, we adopted a strategy characterized by outright acquisitions of patent portfolios and a full fee litigation model.  Under this model, we would retain all of the benefit of a license agreement and would pay the litigation expenses as and when incurred.  This model would generally be characterized by litigation expense accounting for approximately 35% of the total license revenue available which is consistent with our experience to date.

While we retain a higher portion of the overall revenues under such a model, the risks are more significant and therefore the rate of return is commensurate.  We have adopted a new fee model for the majority of our litigations which includes an increased component of the compensation for the external litigation counsel being comprised of a percentage of actual license revenues received in consequence of the particular litigation.

In the hybrid model, generally applicable to license programs where we do not have a recovery sharing component, we will agree to a fixed fee amount, generally a fraction of the overall expected litigation budget, which is a component of an overall contingent amount that reflects the success of the licensing program.  We have contingent amounts under such programs ranging from 10% to 35% as of the date of this MD&A.

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As outlined above, we have adopted a model wherein the third-party inventor or prior assignee of patents we acquire will be compensated as a percentage of the net recoveries from those patents. Generally, these arrangements are characterized by contingent litigation relationships which may be of the hybrid nature referred to above or where the litigation counsel is exclusively paid through a share of the overall proceeds.  The third-party inventor or prior assignee of patents we acquire will share with us in any recoveries from such patents, generally on a 50/50 basis.  We have the flexibility to structure arrangements in a number of ways to address the needs and specific sets of circumstances presented by each of the unique third-party inventors or prior assignees of patents we acquire, and the above discussion is intended to provide a general overview of the various approaches employed to both acquire and license portfolios in the face of a constantly changing marketplace.

The following charts have been included to assist in understanding the various strategies we employ and generally reflect the strategies and outcomes in four broad categories.

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Results and outlook

Overall performance

The following table sets forth consolidated statements of operations data, which is expressed in thousands of U.S. dollars, except share and per share amounts, for the indicated years as well as certain balance sheet data as at December 31, 2015, 2014, and 2013.

	Year ended December 31, 2015		Year ended December 31, 2014		Year ended December 31, 2013
	$000's	%	$000's	%	$000's	%
Revenue
Royalties	$102,855	100	$98,311	100	$88,209	100
	102,855	100	98,311	100	88,209	100
Operating expenses
Cost of revenue	70,400	68	63,201	64	88,648	100
Research and development	2,430	2	2,416	2	2,858	3
Marketing, general and administrative	7,462	7	10,565	11	13,065	15
Foreign exchange loss	2,985	3	2,038	2	2,538	3
Impairment of assets	1,747	2	—	—	—	—
Restructuring charges	1,302	1	—	—	—	—
Total operating expenses	86,326	84	78,220	80	107,109	121
Earnings (loss) from operations	16,529	16	20,091	20	(18,900)	(21)
Investment income	428	0	533	1	728	1
Earnings (loss) before income taxes	16,957	16	20,624	21	(18,172)	(21)
Provision for (recovery of) income tax expense
Current	4,013	4	4,623	5	5,980	7
Future	2,908	3	6,290	6	(6,059)	(7)
	6,921	7	10,913	11	(79)	(0)
Net earnings (loss)	$10,036	10	$9,711	10	$(18,093)	(21)

Earnings (loss) per share
Basic	$0.08		$0.08		$(0.15)
Diluted	0.08		0.08		(0.15)

Weighted average number of common shares
Basic	120,713,535		120,103,422		120,856,511
Diluted	120,720,171		120,368,583		120,856,511

	As at December 31, 2015	As at December 31, 2014	As at December 31, 2013
Cash and cash equivalents	$93,431	$126,311	$130,394
Short-term investments	1,120	1,336	1,457
Total assets	293,218	313,194	337,201
Long-term debt	—	—	—
Dividends declared per common share	0.17	0.18	0.16

Revenues for the twelve months ended December 31, 2015 were $102,855 representing an increase of $4,544 over the twelve months ended December 31, 2014. The increase in revenue is attributable to one-time lump sum payment license agreements signed during the twelve months ended December 31, 2015 partially offset by the completion of certain fixed payment license agreements signed in previous years.

Our license agreements can generally be classified as either: (1) running royalty agreements in which licensees provide reports on their sales activities for the previous fiscal quarter, and calculate and remit the appropriate royalty; or (2) fixed fee arrangements with either a one-time lump sum payment or periodic payments that may be over a period shorter than or equal to the license term.  In all

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cases, licenses provide for a release of past infringement and a license to some or all of our patents for a specified period of time.  In certain cases, licenses may also extend to certain patents acquired by us during the term of the license.  In all cases, the continued right to the license is subject to the licensee making the required payments defined in the agreement, all of which are non-refundable once received by us.  We recognize revenue, generally, when the license fee is earned, fixed or determinable, collectability is reasonably assured, and all other conditions of revenue recognition are met.

Our business is unique because, unless approached, entities who infringe our patents are content to not pay fair compensation to us for the right to use the inventions claimed in those patents. Our licensing process involves the preparation of claim charts which are detailed descriptions of the claims in our patents and how those claims relate to a particular technology standard or a particular product offering.  These claim charts are presented to entities which we believe to be infringing these patents as the first step in commencing licensing discussions.  The licensing process then generally includes countering arguments relating to technology and legal matters relating to these and other patents, arriving at mutually satisfactory business, financial and legal terms for license agreements and signing such license agreements.  We note that with more than 15,000 patents, we generally only prepare claim charts on a small subset of the entire portfolio.  Accordingly, we will commence license discussions focusing on only a small number of patents that we believe are being infringed.

If licensing discussions are not productive, we may resort to litigation as a means to motivate a potential licensee to negotiate a license.  Although our preference is to reach a negotiated license agreement without commencing patent litigation, we have found that many entities will not engage in substantive discussions without litigation.  If litigation is required, it will most certainly be on only a subset of the patents that we believe are infringed, for example on only two or three patents out of our entire portfolio.  We may also engage in additional infringement litigation against a potential licensee to create additional pressure to enter into a negotiated license agreement.

As a result of the above, we are not necessarily in control of when a license is executed and, accordingly, we may experience fluctuations in revenues year over year.

Operating expenses for the twelve months ended December 31, 2015 were $86,326 or 84% of revenues, representing an increase of $8,106 or 10% as compared to $78,220 or 80% of revenues for the twelve months ended December 31, 2014. The increase in operating expenses is primarily attributable to higher litigation costs, amortization expense, restructuring costs, asset impairment, patent maintenance, prosecution and evaluation costs, and contingent partner payments and legal fees partially offset by a decrease in compensation and benefits, stock-based compensation and public company costs.

Litigation expense accounted for approximately $13,203 and $9,908 or 15% and 13% of total operating expenses in each of fiscal 2015 and 2014 respectively.  As noted, we would prefer to negotiate licenses without the use of litigation but that is not always possible. Given the number of litigations we are currently involved in and the related fee arrangements, litigation expenses for 2016 are expected to decrease from the 2015 levels excluding contingent litigation payments.  Litigation activities, and therefore expenses, are difficult to predict as there are many factors that can influence any action that is commenced.

We recorded net earnings for the twelve months ended December 31, 2015 of $10,036 or $0.08 per basic and diluted share as compared to the twelve months ended December 31, 2014 of $9,711 or $0.08 per basic and diluted share.

We consider adjusted earnings, a non-GAAP measure, to be a good indicator of performance for the business as it more accurately captures financial performance in a given period related to the operations of the business.

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The table below reconciles the net earnings/loss to the adjusted earnings.

	Twelve months ended
	December 31, 2015	December 31, 2014	December 31, 2013
Net earnings (loss) under GAAP	$10,036	$9,711	$(18,093)

Adjusted for:
Unrealized foreign exchange loss	605	892	1,730
Depreciation and amortization	38,164	35,139	29,682
Stock based compensation	847	2,081	4,192
Restructuring charges	1,302	—	—
Impairment of assets	1,747	—	—
Loss on disposal of assets	15	1	123
Income tax expense (recovery)	6,921	10,913	(79)
Adjusted earnings	$59,637	$58,737	$17,555

Weighted average number of common shares (1)
Basic	120,713,535	120,103,422	120,856,511

Adjusted earnings per basic share	$0.49	$0.49	$0.15
Earnings (loss) per basic share under GAAP	0.08	0.08	(0.15)
1.	Weighted average number of commons shares used in the calculation of adjusted earnings per basic share and earnings per basic share under GAAP.

The adjusted earnings for the twelve months ended December 31, 2015 were $59,637 as compared to $58,737 for the twelve months ended December 31, 2014.  The increase in adjusted earnings as compared to last year is primarily attributable to an increase in revenue and a decrease in compensation and benefits, and public company costs partially offset by an increase in litigation cost, contingent partner payments and legal fees, patent maintenance, prosecution and evaluation costs, and realized foreign exchange loss.

Results of Operations for the twelve months ended December 31, 2015 as compared to the twelve months ended December 31, 2014

Revenues

Revenues for the twelve months ended December 31, 2015 were $102,855, representing an increase of $4,544 as compared to the twelve months ended December 31, 2014.

	Twelve months ended
	December 31, 2015	December 31, 2014

Revenues	$102,855	$98,311
Increase from comparative period	5%

Our revenues are derived from five principal sources: (i) running royalty agreements pursuant to which licensees pay us royalties based on either a percentage of the net selling price of licensed products or a fixed fee per licensed product sold; (ii) fixed fee royalties consisting of a set quarterly or annual amount for all licensed products sold by licensees; (iii) one-time lump sum fees to cover the sale of all licensed products by a particular licensee, subject to certain limitations; (iv) licensing patents on behalf of our partners; or (v) brokerage which provides the acquirer exclusive rights to the technology.  License agreements are generally for a five to eight year period but can be significantly longer. We consider revenue to be earned when we have persuasive evidence of an arrangement, all obligations that we need to perform have been fulfilled in accordance with the terms of the license agreement, including delivery and acceptance, the revenue amount is fixed or determinable and collection is reasonably assured.

Revenues can vary significantly from quarter to quarter depending upon the type of royalty arrangement with licensees, the timing of royalty reporting by licensees, the cyclical nature of licensees’ markets and fluctuations in foreign currency and other factors. Revenues can fluctuate based on individual licensees’ growth and success rates in their respective markets, and other market factors

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on their respective businesses and other factors outside of our control. See “Risk Factors” contained in our AIF for more detailed information.

Three licensees individually accounted for 16%, 12% and 10%, respectively, of revenues from royalties for the twelve months ended December 31, 2015 as compared to two licensees which individually accounted for 15% and 13%, respectively, of revenues from royalties for the twelve months ended December 31, 2014.  For the twelve months ended December 31, 2015, the top ten licensees accounted for 76% of revenues from royalties, whereas in the comparable period last year the top ten licensees accounted for 74% of revenues from royalties, respectively.

For the twelve months ended December 31, 2015 and 2014, there were no revenues from brokerage. We may sell patents from our portfolio when we believe the revenue from an outright sale of patents is greater than what can be derived from licensing the patents.

Our estimated backlog position, which consists of the value of signed license agreements characterized as having fixed periodic payments plus management’s estimate of revenues to be reported and collected under signed running royalty license agreements, was in a range between $175 million and $205 million at December 31, 2015.  We expect the majority of these revenues to be collected over the next three fiscal years with some license agreements extending for more than seven years.

Our estimated revenue backlog represents our estimates of revenues yet to be recorded from signed license agreements. These estimates consider the market forecasts for the technologies covered within our patent portfolio, publicly available and, in certain cases, privately provided forecasts for existing licensees’ product sales, and the relevant license rates in effect in these signed agreements.  The timing of license agreement closings, breadth and depth of product portfolios licensed and other external market forces may cause our estimated revenue backlog to vary from one reporting period to the next.

Historically, a significant portion of our revenues has been generated by license agreements having fixed periodic payments, however we expect that an increasing portion of our revenues will be generated by license agreements having one-time lump sum payments and therefore our revenue backlog position is expected to decrease. Given the expected shift in the business model just described, revenues are likely to vary, perhaps significantly, from period to period.

Cost of Revenue

Cost of revenue is comprised of patent licensing expenses which includes royalty obligations, cost of patents sold through brokerage activities (if any), employee related costs and other costs incurred in conducting license negotiations, contingent partner payments and legal fees, litigation expense and amortization of patents expense related to acquired patents. We also consider the expenses related to the management of our patent portfolio as cost of revenue. The management of our patent portfolio involves filing patent applications, prosecuting applications to obtain issued patents, documenting infringement, assessing validity of issued patents, conducting due diligence on patents and applications to be acquired, and other general administrative tasks. Many of these costs are directly related to the size and breadth of our patent portfolio and, therefore, as we add or reduce patents, these costs would be expected to increase or decrease accordingly. We are continuously looking at ways to reduce costs including reducing our patent count if revenues will not be impacted.

Litigation, other than contingent litigation, and amortization expenses are not necessarily variable with revenues.  We also include, as a cost of revenue, any costs related to sourcing new patent portfolios or developing new strategic partnerships.

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MD&A

The table below provides the details of cost of revenue:

	Twelve months ended
	December 31, 2015	December 31, 2014

Compensation and benefits	$6,680	$7,883
Litigation	13,203	9,908
Patent maintenance, prosecution, and evaluation	7,715	6,864
Contingent partner payments and legal fees	3,617	1,704
Amortization of patents	37,723	34,400
Stock-based compensation	460	840
Other	1,002	1,602
	$70,400	$63,201
Percent of revenue	68%	64%
Increase from comparative period	11%

Cost of revenue for the twelve months ended December 31, 2015 was $70,400 or 68% of revenues as compared to $63,201 or 64% of revenue for the same period last year.

The increase in expenses is primarily attributable to an increase in litigation costs, patent maintenance, prosecution and evaluation expenses, contingent partner payments and contingent legal fees, and amortization expense partially offset by a decrease in  compensation and benefits as a result of lower accrued variable compensation costs, stock-based compensation, and travel costs. In general, patent licensing expenses are proportional to the breadth and depth of our licensing and brokerage programs and should be expected to increase as we add programs to our business operations. As a result of the expansion in the number of licensing programs and the increase in partnering agreements with contingent partner payment arrangements and contingent legal fee arrangements with law firms, licensing expenses are expected to increase in fiscal 2016.

A key element of our strategy involves acquiring additional patents or obtaining exclusive licensing arrangements through relationships with patent holders that may be accounted for as acquisitions.  Any further acquisitions will increase amortization expense from our current levels.  We have acquired approximately $360,000 in patents since November 1, 2006.

Litigations are a normal part of our business which may extend over multiple years and are principally a discretionary cost, not directly related to or necessarily proportional to the revenues we generate.  Our litigation expenses consist of all expenses related to the conduct of our litigation activities and include the costs of external legal counsel and third-party costs including those of expert witnesses and other service providers required during the course of litigations.

Pursuant to our engagement of McKool Smith (“McKools”) in respect of certain litigations that concluded in 2011, in consideration for a discount on fees in connection with such litigations, we have agreed to pay McKools a success fee based on achieving certain minimum financial measures attributable to such litigations. Upon achieving these financial measures, McKools will be entitled to receive a percentage of the proceeds actually received pursuant to the licensing agreements relating to these litigations up to a maximum of $27,986. We have collected and expect to collect proceeds from these license agreements over the next three years.  Should we collect these amounts as contemplated in the agreements, McKools will be entitled to the entire success fee. We accrued the full amount of the success fee obligation in fiscal 2011. As at December 31, 2015, the current and long term portions of the success fee obligation are $2,983 and $656, respectively. During the twelve months ended December 31, 2015, we paid McKools $3,736 (twelve months ended December 31, 2014 - $4,032) based on proceeds collected as of September 30, 2015.

For the twelve months ended December 31, 2015, litigation expenses amounted to $13,203 as compared to $9,908 for the same period last year. The increase in litigation expenses is attributable to an increase in the level of litigation activities in comparison to the same period last year. Litigation expenses are expected to vary from period to period due to the variability of litigation activities, and shared risk fee arrangements. We expect a decrease in litigation expenses in fiscal 2016 as a result of the expected level of litigation activities and the corresponding fee arrangements.

In the course of our normal operations, we are subject to claims, lawsuits and contingencies. Accruals are made in instances where it is probable that liabilities may be incurred and where such liabilities can be reasonably estimated. Although it is possible that liabilities

2015 Financial Results	13

MD&A

may be incurred in instances for which no accruals have been made, we have no reason to believe that the ultimate outcome of these matters would have a significant impact on our consolidated financial position.

Our partnering programs relate to specific patent portfolios owned or controlled by our operating subsidiaries, have contingent partner payment arrangements with the previous patent owners and most often contingent legal fee arrangements with law firms. As these licensing programs generate revenues we will expect to incur contingent partner payments and contingent legal fees. The contingent partner payments and contingent legal fees are expected to fluctuate from period to period based on the amount of revenues recognized each period, the terms and conditions of the particular contingent legal fee arrangements, the type of contingent partner payment arrangements with the previous patent owners and the mix of specific patent portfolios generating revenues each period.

Research and development expense

We designed, developed and sold or licensed a variety of advanced digital wireless technologies, systems and products since our inception in the early 1990s until 2006. Over the course of our history, we have been able to explore emerging technologies, identify needs created by the development of advanced wireless systems and build technologies for those new requirements.  Today, we are focusing our research and development (“R&D”) efforts on advanced wireless technologies.  These efforts have fostered inventions that form the basis of a number of new patent applications.  The costs associated with these efforts, principally staff costs (including stock-based compensation) and certain external consultants, have been classified as R&D.

The table below provides the details of R&D expense:

	Twelve months ended
	December 31, 2015	December 31, 2014

Compensation and benefits	$1,914	$1,990
Depreciation	20	153
Stock-based compensation	80	26
Other	416	247
	$2,430	$2,416
Percent of revenue	2%	2%
Increase from comparative period	1%

For the twelve months ended December 31, 2015, R&D expenses were $2,430 or 2% of revenue as compared to $2,416 or 2% of revenue for the twelve months ended December 31, 2014. The increase in spending for the twelve months ended December 31, 2015 is primarily attributable to an increase in consulting costs, and stock-based compensation expense partially offset by a decrease in depreciation, and compensation and benefits.

The restructuring activities, which commenced in October 2015, resulted in the elimination of our R&D activities and therefore we do not expect to incur any expenses related to R&D beginning in the first quarter of fiscal 2016. We do not expect the elimination of our R&D activities to have a material impact, if any, on our business model.

Marketing, general and administration expense

Marketing, general and administration (“MG&A”) expenses represent the cost of corporate services including facilities, executive management, finance, corporate legal, human resources, office administration, marketing and communications, information technology and all costs associated with being a public company.

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MD&A

The table below provides the details of MG&A expense:

	Twelve months ended
	December 31, 2015	December 31, 2014

Compensation and benefits	$3,608	$4,258
Depreciation	422	568
Stock-based compensation	307	1,181
Public company costs	1,199	1,999
Facilities	575	689
Other	1,351	1,870
	$7,462	$10,565
Percent of revenue	7%	11%
Decrease from comparative period	(29%)

For the twelve months ended December 31, 2015, MG&A expenses amounted to $7,462 or 7% of revenues as compared to $10,565 or 11% of revenue for the twelve months ended December 31, 2014.  The decrease in spending for the twelve months ended December 31, 2015 is primarily attributable to a decrease in compensation and benefits as a result of lower accrued variable compensation costs, stock-based compensation, and public company costs related to accrued costs for deferred stock units granted to certain non-executive members of our board and other costs as a result of a decrease in consulting, travel and recruiting costs.

MG&A costs will vary from period to period depending on activities and initiatives undertaken, and changes in staffing levels in any given period. Restricted share units and deferred stock units are variable elements and therefore changes in the stock price could be expected to impact compensation spending.

The restructuring activities, which commenced in October 2015, are expected to result in lower MG&A expenses, although not materially lower, in fiscal 2016.

Impairment of assets

We commenced restructuring activities in October 2015 and as a result assessed which assets we would continue to support and which areas of the business on which to continue to focus. As a result of this assessment, we concluded that certain licensing programs would be terminated and  the carrying value of the patent portfolios associated with these licensing programs were determined to be fully impaired. As a result, we recorded a non-cash, pre-tax charge for asset impairment of $1,747 during the fourth quarter of fiscal 2015.

Restructuring charges

The restructuring activities are expected to result in a reduction of operating expenses in the range of $8,000 to $10,000 annually. The workforce reduction is not expected to have a material impact, if any, on our business model.

The cash payments related to liability of $533 on the balance sheet as at December 31, 2015 are expected to be completed by the end of the third quarter of fiscal 2016.

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MD&A

Foreign exchange loss

The table below provides the details of the foreign exchange loss:

	Twelve months ended
	December 31, 2015	December 31, 2014

Realized foreign exchange loss	$2,380	$1,146
Unrealized foreign exchange loss	605	892
	$2,985	$2,038
Percent of revenue	3%	2%
Increase from comparative period	46%

The increase in the realized foreign exchange loss for the twelve months ended December 31, 2015 is primarily attributable to losses on foreign exchange contracts settled during fiscal 2015 as a result of the difference in the prescribed rates as per the contracts and the rates in effect on the settlement date. During the twelve months ended December 31, 2015 the U.S. dollar appreciated relative to the Canadian dollar. In addition to the losses realized on the foreign exchange contracts, we realized a foreign exchange loss as a result of the change in exchange rates in effect when foreign denominated transactions are initially recorded and the corresponding settlement.

The unrealized foreign exchange loss recognized in the twelve months ended December 31, 2015 resulted from the translation of monetary accounts, primarily cash and cash equivalents, short-term investments, dividends, and accounts payable, denominated in Canadian dollars to U.S. dollars.  The change from  last year is attributable to the decrease in the level of monetary accounts denominated in Canadian dollars.

From time to time we utilize foreign exchange forward contracts to enhance our ability to manage foreign currency exchange rate risk and exposure to currency rate fluctuations related primarily to future cash outflows of Canadian dollars. The foreign exchange forward contracts require us to sell U.S. dollars for Canadian dollars at prescribed rates.

As at December 31, 2015, we did not have any foreign exchange forward contracts.

We cannot accurately predict foreign exchange movements and as such, cannot accurately predict future gains and losses related to unhedged transactions denominated in currencies other than U.S. dollars.

Investment income

Our recorded investment income for the twelve months ended December 31, 2015 was $428 as compared to $533 for the twelve months ended December 31, 2014.  Investment income includes interest earned on deposits and short-term investments as well as, gains on equity holdings. The decrease in investment income for the twelve months ended December 31, 2015 is attributable to a decreased cash position.

Provision for income taxes

The table below provides the details of income tax expense:

	Twelve months ended
	December 31, 2015	December 31, 2014

Current income tax expense	$4,013	$4,623
Deferred income tax expense	2,908	6,290
	$6,921	$10,913

Current income tax expense % of revenue	4%	5%

Income tax expense for the twelve months ended December 31, 2015 was $6,921 as compared to $10,913 for the same period last year.

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MD&A

The decrease in the deferred income tax expense is primarily attributable to a decrease in the utilization of certain previously recognized Canadian loss carryforwards. There is a valuation allowance of $17,583 as at December 31, 2015 (December 31, 2014 - $14,323) against deferred tax assets for certain of our Canadian and all of our U.S. subsidiaries.  We establish a valuation allowance for any portion of our deferred tax assets for which management believes it is more likely than not that we will be unable to utilize the assets to offset future taxes. We will continue to evaluate our deferred income tax position quarterly and record any adjustment necessary in that period.

We expect to continue to utilize certain previously recognized Canadian loss carryforwards. Until such time as our licensing programs in certain of our Canadian and U.S, subsidiaries generate sufficient taxable income we expect to continue to maintain a full valuation allowance against deferred tax assets for these Canadian and U.S. subsidiaries. As a result, we expect our provision for deferred income tax expense to be disproportionately higher when compared to our estimated average annual rate.

The current income tax expense for the twelve months ended December 31, 2015 and 2014, consisted primarily of foreign taxes withheld on royalty revenues received from licensees in foreign tax jurisdictions for which there is no treaty relief. Withholding tax expense for the twelve months ended December 31, 2015 was 4% of revenue as compared to 5% of revenue for the same period last year. The decrease in withholding tax expense as a percentage of revenue is attributable to an increase in revenue from jurisdictions for which there is tax treaty relief.

selected consolidated quarterly Results

(Unaudited)

Thousands of U.S. dollars except per share amounts	Three months ended December 31, 2015	Three months ended September 30, 2015	Three months ended June 30, 2015	Three months ended March 31, 2015

Revenues	$26,017	$21,438	$34,990	$20,410

Adjusted earnings (1)	$15,748	$12,220	$24,851	$6,818

Adjusted earnings per share (1)
Basic	$0.13	$0.10	$0.21	$0.06
Diluted	$0.13	$0.10	$0.21	$0.06

Net earnings (loss)	$3,007	$829	$10,958	$(4,758)

Net earnings (loss) per share
Basic	$0.02	$0.01	$0.09	$(0.04)
Diluted	$0.02	$0.01	$0.09	$(0.04)

Weighted average number of common shares
Basic	120,817,531	120,747,848	120,747,848	120,472,290
Diluted	120,817,531	120,749,618	120,749,618	120,472,290

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MD&A

Thousands of U.S. dollars except per share amounts	Three months ended December 31, 2014	Three months ended September 30, 2014	Three months ended June 30, 2014	Three months ended March 31, 2014

Revenues	$22,102	$24,576	$25,655	$25,978

Adjusted earnings (1)	$12,182	$13,162	$16,623	$16,769

Adjusted earnings per share (1)
Basic	$0.10	$0.11	$0.14	$0.14
Diluted	$0.10	$0.11	$0.14	$0.14

Net earnings (loss)	$518	$(375)	$5,599	$3,969

Net earnings (loss) per share
Basic	$0.00	$0.00	$0.05	$0.03
Diluted	$0.00	$0.00	$0.05	$0.03

Weighted average number of common shares
Basic	120,215,989	120,211,493	120,065,465	119,916,260
Diluted	120,415,297	120,211,493	120,335,029	120,260,260
1.	Adjusted earnings and adjusted earnings per share are non-GAAP measures. See “Non-GAAP Disclosures” and the “Reconciliation of Adjusted Earnings” contained in this MD&A.

Our quarterly revenues are affected by the amount and timing of fixed payment based licenses, the amount of running royalty based licenses, and any new lump sum payment based licenses signed in a quarter. Given these factors, quarterly revenues can fluctuate and be difficult to predict. Our operating expenses have increased over the past six quarters which is primarily attributable to an increase in litigation spending as a result of a higher number of litigation matters, the expansion of our licensing programs and an increase in foreign exchange losses. In addition, our quarterly expenses are impacted by timing of partner payment obligations and contingent legal fees associated with our partnering program.

Historically, our operating results have fluctuated on a quarterly basis and we expect that quarterly results will continue to fluctuate in the future. The operating results for interim periods should not be relied upon as an indication of the results to be expected or achieved in any future period or any fiscal year as a whole. The factors affecting our revenue and results, many of which are outside of our control, include the factors set out under the heading “Risks and Uncertainties” above which are discussed in greater detail under the heading “Risk Factors” in our AIF which we urge readers to review carefully.

Because our quarterly revenue is dependent upon a relatively small number of transactions, even minor variations in the rate and timing of payment of royalties could cause us to plan or budget inaccurately, and those variations could adversely affect our operating results. Delays or reductions in the amounts of royalty payments would adversely affect our business, results of operations and financial condition.

Capital and Liquidity

Cash and cash equivalents, and short-term investments amounted to $94,551 at December 31, 2015, representing a decrease of $33,096 from the $127,647 held at December 31, 2014. The decrease is primarily attributable to the payments for patents acquired in the current and previous years totaling $56,100 and the payment of dividends totaling $20,082, partially offset by cash generated from operations of $43,532.

At December 31, 2015 we had working capital of $73,304, long-term success fee obligation of $655 and patent finance obligations of $19,895 which relates to deferred payment terms on patents and patent rights we acquired in fiscal 2013.

During the twelve months ended December 31, 2015, we made repayments for patent finance obligations of $8,571 and $9,556 related to patents acquired during fiscal 2014 and 2013, respectively, and made payments totaling $46,973 related to patents acquired in fiscal 2015. As at December 31, 2015, $9,000 remains as a liability on the balance sheet with respect to patents acquired in fiscal 2015.

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MD&A

As at December 30, 2015, the current and long-term portions of the patent finance obligations are $8,085 and $19,895, respectively. We expect the repayment of the long-term portion of the patent finance obligation to be completed within the next one to four years.

We have a revolving credit facility available in the amount of CDN$8,000 or the equivalent in U.S. dollars for general corporate purposes and a further CDN$2,000 for foreign exchange facility. Canadian dollar or U.S. dollar amounts advanced under this credit facility are payable on demand and bear interest at the bank's Canadian prime rate plus 1.0% per annum or U.S. base rate plus 1.0% per annum. Borrowings under this facility are collateralized by a general security agreement over our cash and cash equivalents, receivables and present and future personal property. As at and during the twelve months ended December 31, 2015, we had no borrowings under this facility.

Effective May 27, 2014, we received regulatory approval to make a normal course issuer bid (the “2014 NCIB”) pursuant to which we were permitted to purchase up to 11,676,510 common shares for cancellation. The 2014 NCIB commenced on May 29, 2014 and was completed on May 28, 2015. During the twelve months ended December 31, 2015, we repurchased 125,000common shares under the 2014 NCIB for a total of $329.

We plan to use our cash resources to fund our operations and any litigation that might be required, and to purchase additional high quality patent portfolios and patent licensing businesses that are identified and fit our value proposition and strategic objectives.

Our ability to generate cash from operations going forward is based on collecting royalties under our signed licenses and additional licensing of our patent portfolios to companies around the world. It is difficult to predict the timing and nature of future licenses.

We plan to finance our cash requirements for operating expenses, litigation costs and technology acquisitions by a combination of cash generated from licensing our patent portfolios and, if desirable based on market conditions, by selling common shares and debt securities to the public.

A summary of our contractual obligations due by period for the next 5 years is noted below:

	Payments due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long term debt	$-	$-	$-	$-	$-
Capital lease obligations	-	-	-	-	-
Operating leases	3,140	580	1,169	696	696
Purchase obligations	-	-	-	-	-
Other long term obligations	32,916	11,539	21,377	-	-
Total contractual obligations	$36,056	$12,119	$22,546	$696	$696

Outstanding Common Share Data

We are authorized to issue an unlimited number of common shares, 6,350.9 special preferred, redeemable, retractable, non-voting shares and an unlimited number of preferred shares, issuable in series.  As at December 31, 2015, there were 120,842,448 common shares and no special or preferred shares issued and outstanding. We also maintain a Share Option Plan, an Employee Share Purchase Plan and a Deferred Stock Unit Plan.  Under the Share Option Plan, we can issue a maximum of 10% of our issued and outstanding common shares from time to time which was, as at December 31, 2015, 12,084,245 common shares combined.  The common shares authorized for issuance under the Employee Share Purchase Plan and the Deferred Stock Option Plan are limited to 800,000 and 430,000, respectively. As at December 31, 2015, we had 8,071,056 options outstanding, 260,398 deferred stock units outstanding and have issued 536,000 shares under the Employee Share Purchase Plan.

Off-Balance sheet arrangements

There are no off-balance sheet arrangements.

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Transactions with related parties

Dr. Michel Fattouche, a member of our Board of Directors, has provided consulting services to us. For the twelve months ended December 31, 2015, consulting services have totaled $100 (twelve months ending December 31, 2014 – $76) all of which had been paid as at year end.

Fourth quarter review

Results of Operations for the three months ended December 31, 2015 as compared to the three months ended December 31, 2014

Revenues

Revenues for the three months ended December 31, 2015 were $26,017, representing an increase of $3,915 or 18% over the same period last year. The increase in revenues is primarily attributable to license agreements signed during fiscal 2015 which had lump sum payment amounts.

	Three months ended
	December 31, 2015	December 31, 2014

Revenues	$26,017	$22,102
Increase from comparative period	18%

Three licensees individually accounted for 15%, 12%, and 10%, respectively, of revenues from royalties for the three months ended December 31, 2014 as compared to three licensees individually accounted for 14%, 12%, and 10%, respectively, for the three months ended December 31, 2014.  For the three months ended December 31, 2015 and 2014, the top ten licensees accounted for 76% and 81% respectively, of revenues from royalties.

Cost of Revenue

The table below provides the details of cost of revenue:

	Three months ended
	December 31, 2015	December 31, 2014

Compensation and benefits	$1,289	$1,862
Litigation	2,091	3,471
Patent maintenance, prosecution, and evaluation	1,999	1,769
Contingent partner payments and legal fees	2,400	89
Amortization of patents	9,979	8,774
Stock-based compensation	94	125
Other	249	370
	$18,101	$16,460
Percent of revenue	70%	74%
Increase from comparative period	10%

Cost of revenue for the three months ended December 31, 2015 was $18,101 or 70% of revenues as compared to $16,460 or 74% of revenues for the three months ended December 31, 2014.  The increase in expenses is primarily attributable to an increase in contingent partner payments and legal fees, and amortization expense partially offset by a decrease in litigation expenses, and compensation and benefits costs as a result of lower accrued variable compensation costs.

For the three months ended December 31, 2015, litigation expenses amounted to $2,091 as compared to $3,471 for the same period last year. The decrease in litigation for the three months ended December 31, 2015 is attributable to a decrease in the level of litigation activities in comparison to the same period last year and the fee arrangements entered into with our external counsel. Litigation expenses are expected to vary from period to period due to the variability of litigation activities and fee arrangements.

2015 Financial Results	20

MD&A

During the three months ended December 31, 2015, we paid McKools $737 of the success fee payable based on proceeds collected during the three months ended September 30, 2015.

Research and development expense

The table below provides the details of R&D expense:

	Three months ended
	December 31, 2015	December 31, 2014

Compensation and benefits	$342	$482
Depreciation	5	11
Stock-based compensation	4	3
Other	61	76
	$412	$572
Percent of revenue	2%	3%
Decrease from comparative period	(28%)

For the three months ended December 31, 2015, R&D expenses were $412 or 2% of revenue as compared to $572 or 3% of revenue for the three months ended December 31, 2014. The decrease in spending for the three months ended December 31, 2015 is primarily attributable to a decrease in compensation and benefits as a result of lower staffing levels through most of the period.

Marketing, general and administration expense

The table below provides the details of MG&A expense:

	Three months ended
	December 31, 2015	December 31, 2014

Compensation and benefits	$844	$1,057
Depreciation	102	114
Stock-based compensation	47	235
Public company costs	219	164
Facilities	136	164
Other	235	397
	$1,583	$2,131
Percent of revenue	6%	10%
Decrease from comparative period	(26%)

For the three months ended December 31, 2015, MG&A expenses amounted to $1,583 or 6% of revenues as compared to $2,131 or 10% of revenue for the same period last year.  The decrease in spending for the three months ended December 31, 2015 is primarily attributable to a decrease in compensation and benefits as a result of lower accrued variable compensation costs, stock-based compensation, and the provision for doubtful accounts.

Impairment of assets

We recorded a non-cash, pre-tax charge for asset impairment of $1,747 for the three months ended December 31, 2015.

Restructuring charges

We recorded a restructuring charge of $1,302 for the three months ended December 31, 2105. As at December 31, 2015, $533 remains on the balance sheet as a liability.

2015 Financial Results	21

MD&A

Foreign exchange loss

The table below provides the details of the foreign exchange loss:

	Three months ended
	December 31, 2015	December 31, 2014

Realized foreign exchange loss	$516	$202
Unrealized foreign exchange (gain) loss	(425)	482
	$91	$684
Percent of revenue	0%	3%
Decrease from comparative period	(87%)

The increase in the realized foreign exchange loss for the three months ended December 31, 2015 is primarily attributable to losses on foreign exchange contracts settled during the three months ended December 31, 2015 as a result of the difference in the prescribed rates as per the contract and the foreign exchange rates in effect on the settlement date. In addition to the losses realized on the foreign exchange contracts for the three months ended December 31, 2015, we realized a foreign exchange gain as a result of the change in exchange rates in effect when foreign denominated transactions are initially recorded and the corresponding settlement.

The unrealized foreign exchange gain recognized in the three months ended December 31, 2015 is primarily attributable to the reversal of previously recognized unrealized foreign exchange losses related to foreign exchange contracts outstanding at the end of the third quarter of fiscal 2015 which were settled and the corresponding losses recorded as a realized foreign exchange loss during the three months ended December 31, 2015.

Investment income

Our recorded investment income for the three months ended December 31, 2015 was $97 as compared to $131 for the three months ended December 31, 2014.

Provision for income taxes

The table below provides the details of the provision for income taxes:

	Three months ended
	December 31, 2015	December 31, 2014

Current income tax expense	$1,140	$915
Deferred income tax (recovery) expense	(1,269)	953
	$(129)	$1,868

Current income tax expense % of revenue	4%	4%

Income tax recovery for the three months ended December 31, 2015 was $129 as compared to income tax expense of $1,868 for the same period last year.

The decrease in the deferred income tax expense as compared to the same period last year is primarily attributable to a decrease in the utilization of certain previously recognized Canadian loss carryforwards as a result of lower earnings in certain of our Canadian entities.

The current income tax expense for the three months ended December 31, 2015 and 2014, consisted primarily of foreign taxes withheld on royalty revenues received from licensees in foreign tax jurisdictions for which there is no treaty relief. Withholding tax expense for the three months ended December 31, 2015 was 4% of revenue as compared to 4% of revenue for the same period last year.

2015 Financial Results	22

MD&A

Proposed transactions

There are no proposed transactions.

Critical Accounting Policies, Including Initial Adoption of Policies, and Critical Estimates

Our management is required to make judgments, assumptions and estimates in applying our accounting policies and practices which have a significant impact on our financial results.  The following outlines the accounting policies and practices involving the use of professional judgment and estimates that are critical to determining our financial results.

Revenue recognition

Our revenue consists principally of royalty revenue from licensing our own patent portfolio. We also generate royalty revenue from licensing patent portfolios on behalf of our partners. We consider revenue to be earned when we have persuasive evidence of an arrangement, the obligation has been fulfilled in accordance with the terms of the licensing agreement, including delivery and acceptance, the amounts are fixed or determinable and collection is reasonably assured. We defer recognizing revenue until such time as all criteria are met. Determination of whether or not these criteria have been met may require us to make judgments, assumptions and estimates based upon current information and historical experience.

Our royalty revenues consist of fixed fee and running royalty payments.

Royalties from running royalty arrangements can be based on either a percentage of sales or number of units sold for which we earn royalties at the time the licensees’ sales occur. The licensees are obligated to provide us with quarterly or semi-annual royalty reports. Our licensees do not, however, report and pay royalties owed for sales in any given reporting period until after the conclusion of that reporting period. As we are unable to estimate the licensees’ sales in any given reporting period to determine the royalties due to us, we recognize running royalty revenues based on royalties reported by the licensees during the quarter and when other revenue recognition criteria are met. We monitor the receipt of reports to ensure that there is not a disproportionate number of months of revenue in any given fiscal year.

Royalties from fixed fee royalty arrangements may consist of one or more installments of cash. The timing and amount of revenue recognized from each licensee depends upon a variety of factors, including the specific terms of each agreement and the nature of the deliverables and obligations. Where agreements include multiple elements, we assess if the deliverables have standalone value upon delivery, and if so, we account for each deliverable separately. When multiple-deliverables included in an arrangement are separated into different units of accounting, the arrangement consideration is allocated to the identified separate units based on a relative selling price hierarchy. We determine the relative selling price for a deliverable based on our best estimate of selling price (“BESP”). We determine BESP by considering our overall pricing objectives and market conditions. Significant pricing practices taken into consideration include discounting practices, the size and volume of transactions, the customer demographic, the geographic area covered by licenses, price lists, licensing strategy, historical standalone licenses and contracted royalty rates. The determination of BESP is made through consultation with and approval by management, taking into consideration the licensing strategy.

Generally, as part of our partnering agreements with third-parties, we are able to recover certain out-of-pocket expenses and legal costs. These amounts are included in revenue in the period which the aforementioned revenue criteria is met and the amounts become reimbursable.

Revenue arrangements with extended payment terms, where fees are fixed in one or more installments of cash and which contain terms that could impact the amounts ultimately collected, are generally recognized as collection becomes reasonably assured.

Investment Tax Credits

At December 31, 2015, we have approximately $5,647 (December 31, 2014 - $6,171) of non-refundable investment tax credits carried forward, relating primarily to past R&D. These credits can be applied against future income taxes payable and are subject to a 20 year carry-forward period. Judgment is required in determining the amount of unutilized investment tax credits to record as an asset. In assessing the potential utilization of investment tax credits, we have considered whether it is more likely than not that some portion or all of the unutilized investment tax credits will be realized based upon estimates of our anticipated income tax position in future periods.  We will continue to evaluate our future income tax position quarterly and record any adjustment necessary in that period.

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Valuation of Deferred Income Tax Assets and Deferred Income Tax Expense/Recovery

As at December 31, 2015, we had accumulated $19,061 of unused R&D expenditures for income tax purposes. These deductions are available without expiry to reduce future year’s taxable income. We also had approximately $112,088 of temporary differences and tax losses available for carry forward. As a result, as at December 31, 2015, we have a deferred income tax asset of $35,257 of which $17,677 has been recorded. Judgment is required in determining the amounts of deferred income tax assets and liabilities and the related valuation allowance recorded against the net deferred income tax assets. In assessing the potential realization of deferred income tax assets, we consider all available evidence, both positive and negative. The realization of deferred tax assets is dependent on our ability to generate sufficient future taxable income during periods prior to the expiration of tax attributes to fully utilize these assets. Our forecasted future operating results are highly influenced by, among other factors, assumptions regarding (1) our ability to achieve forecasted revenue, (2) our ability to effectively manage our expenses relative to our forecasted revenue and (3) market conditions in the technology areas in which we operate. We considered both positive and negative evidence and based on revenue from existing contracts and spending managed to the revenue levels determined future taxable income will be sufficient to utilize existing tax attributes.

We assess the probability that deferred income tax assets will be recovered from future taxable income, and whether a valuation allowance is required to reflect any uncertainty at each reporting period. We will continue to evaluate our deferred income tax position quarterly and record any adjustment necessary in that period. As at December 31, 2015, we had a valuation allowance of $17,583 (December 31, 2014 - $14,323) primarily related to net operating losses and capital losses in certain operating subsidiaries which we have assessed as more likely than not that these losses will not be utilized.

Patents

We have acquired patents and patent rights (hereinafter, collectively “patents”) directly, through business acquisitions or as full or partial payments for licensing fees. In determining the fair value of these patents, we make estimates and judgments about the future income-producing capabilities of these assets and related future cash flows. We also make estimates about the useful lives of these assets based on assessment of the legal and economic lives of the patents and potential future licensing revenues achievable from our patent portfolios. Our patent portfolios as at December 31, 2015 are being amortized on a straight-line basis over the remaining useful lives of the patents which range from approximately one to thirteen years. If our basis for assessing the useful lives of the intangibles and potential future licensing revenues achievable from our patent portfolio is adversely affected by future events or circumstances, we will record write-downs of patents, write-down of other intangible assets, or changes in the estimated useful lives of these assets, which would result in changes to amortization expense in the future. Such changes would not affect cash flows.

The carrying value of patents is reviewed for impairment when events or circumstances indicate that the carrying amount may not be recoverable. Impairments are determined by comparing the carrying value to the estimated undiscounted future cash flows to be generated by those assets. If this assessment indicates that the carrying value of the patents is not recoverable, the carrying value is then compared with the estimated fair value of the assets, and the carrying value is written down to the estimated fair value.

In October 2015, we commenced a restructuring of our operations and as a result undertook a review of our licensing programs to determine those which we would continue to support. We concluded that certain licensing programs would be terminated and the carrying value of the patent portfolios associated with these licensing programs were determined to be fully impaired. As a result, we recorded a non-cash, pre-tax charge against our patents of $1,747.

We experienced a significant decline in our share price following the announcement on November 4, 2015 that we had commenced a restructuring of our operations and were lowering the annual dividend. We considered these events as an indicator of impairment and as a result, a test for impairment of our long-live assets was performed as at November 30, 2015 (the “Measurement Date”). The patents (“asset groups”) were categorized in accordance with their licensing programs. We performed the recoverability test using undiscounted cash flows of the asset groups, which were based on our internal forecasts and assumptions for each of the licensing programs. Based on this analysis, we concluded that the carrying value for the asset groups did not exceed the undiscounted cash flows as at the Measurement Date and therefore the second step of long-lived asset impairment was not required.

Goodwill

Goodwill is subject to annual impairment tests or on a more frequent basis if events or conditions indicate that goodwill may be impaired.

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As a whole, we are considered one reporting unit. We estimate the value of our reporting unit based on market capitalization and discounted estimated future cash flows. If we determine that our carrying value exceeds our fair value, we would conduct the second step of the goodwill impairment test which compares the implied fair value of the goodwill (determined as the excess fair value over the fair value assigned to our other assets and liabilities) to the carrying amount of goodwill.

Due to the decline in our market capitalization subsequent to the announcement on November 4, 2015 that we had commenced a restructuring of our operations and were lowering the annual dividend, we concluded that goodwill impairment indicators existed and a goodwill assessment was required. Consequently, we performed an impairment assessment by comparing the estimated fair value of the reporting unit, using an income based approach and market based approach, to our carrying value as at November 30, 2015. Under the income based approach, we used a discounted cash flow methodology using a discount rate determined by our management which is commensurate with the risk inherent in our current business model. Our discounted cash flow projections are based on our annual financial forecasts developed internally by management for use in managing our business. Under the market based approach, we considered our market capitalization in addition to an estimated control premium. The results of this impairment assessment indicated that the estimated fair value of the reporting unit exceeded the carrying value, and therefore, we concluded there was no impairment of goodwill.

In performing our annual goodwill impairment assessment as at December 31, 2015, we determined there were no material changes to the assumptions underlying the estimated fair value of the reporting unit or its carrying value, therefore, we concluded there was no impairment of goodwill as at December 31, 2015.

Estimation uncertainty

Critical accounting policies and estimates utilized in the normal course of preparing our consolidated financial statements require the determination of the best estimate of selling price, future cash flows utilized in assessing net recoverable amounts and net realizable values, determination of discount rates, amortization, allowance for bad debt, legal contingency estimate, useful lives of property, equipment and intangible assets, valuation of intangibles, valuation of debt securities, determination of indicators of impairment assessment and related impairment assessments, assumptions used in determining the fair value of stock options granted, timing of payments related to patent finance obligations and measurement of deferred taxes. In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis where required.

These estimates have been applied in a manner consistent with that in the prior periods and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in the consolidated financial statements. The estimates are impacted by many factors, some of which are highly uncertain. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on our financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to virtually all asset and liability account balances.

Critical accounting estimates are defined as estimates that are very important to the portrayal of our financial position and operating results and require management to make judgments based on underlying assumptions about future events and their effects.

These underlying assumptions are based on historical experience and other factors that we believe to be reasonable under the circumstances and are subject to change as events occur, as additional information is obtained and as the environment in which we operate changes.

Critical accounting estimates and accounting policies are reviewed annually or more often if needed, by the Audit Committee.

Recent accounting pronouncements

See Note 2, “Significant Accounting Policies”, of Notes to Audited Consolidated Financial Statements for a full description of recent accounting pronouncements including the respective expected dates of adoption.

Disclosure Controls and Procedures

In compliance with National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators, we have filed certificates signed by our Chief Executive Officer and Chief Financial Officer that, among other things, deal with the matter of disclosure controls and procedures.

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Our management has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2015, and based on our evaluation has concluded that these are effective.

The evaluation took into consideration our corporate disclosure policy and the functioning of our executive officers, Board and Board Committees. In addition, our evaluation covered our processes, systems and capabilities relating to regulatory filings, public disclosures and the identification and communication of material information.

Critical accounting estimates are defined as estimates that are very important to the portrayal of our financial position and operating results and require management to make judgments based on underlying assumptions about future events and their effects.

These underlying assumptions are based on historical experience and other factors that we believe to be reasonable under the circumstances and are subject to change as events occur, as additional information is obtained and as the environment in which we operate changes.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and our Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Because of its inherent limitations, however, internal control over financial reporting may not prevent or detect misstatements on a timely basis.

Our management evaluated, under the supervision of the Chief Executive Officer and Chief Financial Officer, the effectiveness of our internal control over financial reporting as at December 31, 2015. We based our evaluation on criteria established in “Internal Control over Financial Reporting – 2013” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and, based on that evaluation, we have concluded that, as of December 31, 2015, our internal control over financial reporting is effective.

No Attestation Report of the Registered Public Accounting Firm

Management’s report was not subject to attestation by the Company’s independent registered public accounting firm pursuant to an exemption for emerging growth companies under the U.S. Jumpstart Our Business Startups Act.

We shall continue to be deemed an emerging growth company until the earliest of:

(a)

the last day of our fiscal year during which we had total annual gross revenues of $1,000,000,000 (as such amount is indexed for inflation every 5 years by the SEC to reflect the change in the U.S. Consumer Price Index for All Urban Consumers published by the U.S. Bureau of Labor Statistics, setting the threshold to the nearest $1,000,000) or more;

(b)

the last day of our fiscal year  following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective IPO registration statement, which for us would be February 7, 2017;

(c)	the date on which we have, during the previous 3-year period, issued more than $1,000,000,000 in non-convertible debt; or
(d)	the date on which we are deemed to be a large accelerated filer.

As an emerging growth company we are exempt from Section 404(b) of the U.S. Sarbanes-Oxley Act of 2002 and in particular exempt from the requirement that the registered public accounting firm attest to and report on the assessment on the effectiveness of the internal control structure and procedures for financial reporting.

CHANGES IN INTERNAL CONTROLS

There have been no changes in our “internal control over financial reporting” that occurred during the twelve months ended December 31, 2015 which have materially affected or are reasonably likely to materially affect the internal control over financial reporting.

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Wi-LAN Inc.

303 Terry Fox Drive, Suite 300

Ottawa, ON Canada

K2K 3J1

Tel:	1.613.688.4900
Fax:	1.613.688.4894
www.wilan.com